September 17, 2024

Steve Cates
Chief Financial Officer
WESTWATER RESOURCES, INC.
6950 S. Potomac Street, Suite 300
Centennial, Colorado 80112

       Re: WESTWATER RESOURCES, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 19, 2024
           File No. 001-33404
Dear Steve Cates:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 37

1. Please disclose the point of reference associated with your mineral resources as required by Item 1304(d)(1) of Regulation S-K.
2. We note that you have included the results of an economic analysis in your annual filing, and that the results include inferred mineral resources. A qualified person may include a cash flow analysis in an initial assessment that includes inferred resources, however disclosure of the results should be accompanied with the information required under Item
       1302 (d)(4)(ii) of Regulation S-K. If you choose to include the results of the economic analysis in your annual filing then the information required under Item 1302(d)(4)(ii) of
       Regulation S-K should also accompany the disclosure, along with the accuracy and contingency of the cost estimate as noted under Item 1302(d)(4)(i) of Regulation S-K.

       While your annual filing includes disclosure that the initial assessment is based on 11%
       indicated and 89% inferred resources, the disclosure should also state with equal prominence that the assessment is preliminary in nature, it includes inferred mineral
 September 17, 2024
Page 2

       resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the economic assessment will be realized; and, with equal prominence, the results of the economic analysis excluding inferred resources should be disclosed. The disclosure should also include the accuracy and contingency of the cost estimates.

       Please revise to include this information.
Item 15. Exhibits and Financial Statement Schedules
96.1, page 76

3. We are unable to locate the appendices in your technical report summary, including the cash flow analysis. Please revise your technical report summary to include this information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   John Lawrence